Filed by AVANT Immunotherapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: AVANT Immunotherapeutics, Inc.

Subject Company’s Commission File No.: 000-015006

December 2007

Dear Shareholders,

The fourth quarter of 2007 was transformative for AVANT Immunotherapeutics, Inc. On October 22, we announced a proposed merger with privately held Celldex Therapeutics, Inc. to create a fully integrated biopharmaceutical company with a deep pipeline of high value product candidates diversified across multiple therapeutic areas and stages of development. We are very excited about this opportunity and believe it will accelerate growth and product development—resulting in increasing value for our investors. We look forward to shareholder and SEC approval in the New Year.

The combined company will build on the deep immunology expertise of both AVANT and Celldex to develop vaccine and human monoclonal antibodies product candidates in high-value underserved markets, including oncology, infectious and inflammatory diseases. The most advanced candidates include:

•                  CDX-110, a novel cancer immunotherapy, currently enrolling patients in a Phase 2/3 trial for the treatment of brain cancer (glioblastoma multiforme); and

•                  CholeraGarde®, a single-dose oral vaccine, entering Phase 2 and 3 field trials in India and Bangladesh, supported by $21 million in funding from the Gates Foundation through the International Vaccine Institute’s (IVI) Cholera Vaccine Initiative ;

•                  Ty800, a single-dose oral typhoid fever vaccine, expecting clinical results in the first half of 2008 from a fully enrolled Phase 2 trial in the U.S.

Our deep clinical-stage pipeline also includes multiple products in the areas of cancer immunotherapy, as well as AVANT’s ETEC-cholera combination vaccine for travelers, and TP10 in transplantation, age-related macular degeneration (AMD) and other inflammatory indications. This pipeline will be fueled internally by two strong technology platforms:

•                  Celldex’s proprietary APC Targeting Technology™, which utilizes human monoclonal antibody (mAb) technology to generate tumor-specific immune responses, enabling the development of targeted immunotherapeutics for a variety of tumor types.

•                  AVANT’s innovative vector vaccine delivery, manufacturing and preservation technologies—the technology behind our single dose, oral, rapidly protecting vaccines for cholera and typhoid fever.

The first product candidate generated through APC Targeting Technology, CDX1307, has already entered clinical trials and is being studied in a variety of solid tumor types including colorectal, bladder, pancreas and breast. AVANT also recently announced the application of our vector vaccine technology toward the development of a “super-enteric” vaccine designed to combine protection against multiple diseases in a single product. The National Institute of Allergy & Infectious Disease will sponsor a Phase 1 clinical trial to begin in early 2008 studying an initial combination cholera and enterotoxigenic E. coli (ETEC) vaccine. Ultimately, our goal is to develop a single oral dose vaccine that combines the ETEC-cholera construct with the Ty800 vaccine construct to provide rapid protection against the three major causes of severe diarrheal illness for travelers, the military and global health needs. We recently presented preclinical data supporting the feasibility of such an approach at a leading international research meeting.

In addition to our deep pipeline, the proposed merger will create a management team with significant depth in both corporate leadership and the clinical development of innovative products. The merger also maximizes AVANT’s expertise in manufacturing. Upon closing of the merger, manufacturing of Celldex candidates will be brought in-house to AVANT’s Fall River facility eliminating the uncertainties, risks and costs of contract management and ensuring the highest level of quality control.

As we look to the New Year, we anticipate a great deal of exciting news from our promising clinical programs. We thank you for your continued support and look forward to reporting significant progress at AVANT in 2008.

Yours sincerely,

Una S. Ryan, Ph.D., O.B.E.

President and CEO

AVANT Immunotherapeutics, Inc.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the merger, failure of Celldex’s stockholders to approve the Merger; AVANT’s or Celldex’s inability to satisfy the conditions of the Merger; AVANT’s inability to maintain its NASDAQ listing; the risk that AVANT’s and Celldex’s businesses will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates; the risks associated with reliance on outside financing to meet capital requirements; risks associated with Celldex’s new and uncertain technology; risks of the development of competing systems; risks related to the combined company’s ability to protect its proprietary technologies; risks related to patent-infringement claims; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and other events and factors disclosed previously and from time to time in AVANT’s filings with the Securities and exchange Commission, including AVANT’s Annual Report on Form 10-K for the year ended December 31, 2006.  The Companies do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT and Celldex. In connection with the proposed merger, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s Proxy Statement/Registration Statement on Form S-4. SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT/ REGISTRATION STATEMENT ON FORM S-4, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and AVANT shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from AVANT. Such documents are not currently available.

The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction. Information about the directors and executive officers of AVANT is set forth in the proxy statement for AVANT’s most recent 10-K, which was filed with the SEC on March 16, 2007. Investors may obtain additional information regarding the interest of AVANT and its directors and executive officers, and Celldex and its directors and executive officers in the proposed transaction by reading the proxy statement regarding the acquisition when it becomes available.